Dechert
LLP

1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

WILLIAM TUTTLE

william.tuttle@dechert.com
+1 202 261 3352 Direct
+1 202 261 3009 Fax

December 16, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed On Behalf of Fifth Street Finance Corp. (File
    No. 814-00755)

Ladies and Gentlemen:

On behalf of our client, Fifth Street Finance Corp., a Delaware corporation, and pursuant to
Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find
copies of the Order Approving Settlement and Judgment, each of which relates to the matter
captioned *In Re Fifth Street Finance Corp. Shareholder Derivative Litigation*, as filed in the
United States District Court District of Connecticut on December 13, 2016.

Please do not hesitate to contact me at 202.261.3352 if you have any questions regarding this
filing.

Best regards,

/s/ William J. Tuttle

William J. Tuttle

Enclosure

cc: Todd G. Owens, Fifth Street Finance Corp.
       Kerry Acocella, Fifth Street Finance Corp.

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP. SHAREHOLDER DERIVATIVE LITIGATION	))))
This Document Relates To:	))
All Actions	)))

Lead Case No. 3:15-cv-01795-RNC

(Consolidated with No. 3:15-cv-01889)

ORDER APPROVING SETTLEMENT

WHEREAS, the Federal Plaintiffs[1] in the above captioned Federal Action, the nominal defendant Fifth Street Finance Corp. ("FSC") and the Derivative Defendants have reached a proposed Settlement of all claims that have been, could have been or could be alleged in the Federal Action; and

WHEREAS, the Connecticut State Plaintiffs and the Delaware State Plaintiffs are also parties to the proposed Settlement and have settled all claims that have been, could have been or could be alleged in the related Connecticut State Action and Delaware State Action; and

WHEREAS, on September 21, 2016, based upon a review of the Stipulation of Settlement (with its exhibits, the "Settlement Agreement") executed by the Settling Parties, the Court entered an Order Preliminarily Approving Settlement, Directing Notice to Securities Holders, and Setting Hearing for Final Approval of Settlement (the "Preliminary Approval Order") in which the Court ordered, among other things, that (*i*) Notice be provided to Securities Holders, (*ii*) a Fairness Hearing be scheduled for December 13, 2016; and (*iii*) Securities Holders

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[1]   As further set out in paragraph 1 of this Order, capitalized terms not defined in this Order, shall be defined as set out in the Stipulation of Settlement.

be provided with an opportunity to object to the proposed Settlement and to appear at the

Fairness Hearing[2]; and

WHEREAS the Court held a Fairness Hearing on December 13, 2016 to determine,

among other things, whether to approve the Settlement Agreement; and

WHEREAS the Court received submissions and heard argument at the Fairness Hearing

from Derivative Plaintiffs' Counsel and Derivative Defendants' Counsel;

NOW, THEREFORE, based upon the written submissions of the Settling Parties, the

arguments at the Fairness Hearing, the comments and arguments made by objectors to the

Settlements and other materials of record in this Federal Action, it is hereby ORDERED,

ADJUDGED AND DECREED as follows:

1.   *Incorporation of Settlement Agreement* – This Order Approving Settlement (the

"Order") incorporates and makes a part hereof the July 26, 2016 Settlement Agreement,

including its defined terms. To the extent definitions for any defined terms do not appear in this

Order, the Court adopts and incorporates the definitions in the Settlement Agreement.

2.   *Jurisdiction* – The Court has personal jurisdiction over all Securities Holders of

FSC in connection with the claims that were, could have been or could be asserted in this Federal

Action, and has subject-matter jurisdiction over the Federal Action, including jurisdiction to,

among other things, approve the Settlement Agreement and dismiss the claims in this Federal

Action with prejudice.

3.   *Adequacy of Federal Plaintiffs and Federal Plaintiffs' Counsel* – Pursuant to

Federal Rule of Civil Procedure 23.1, Federal Plaintiffs and Federal Plaintiffs' Counsel have

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2   At the Federal Settling Parties' request, on September 29, 2016, the Court entered an
        order modifying paragraph 4 of the Preliminary Approval Order to change the deadline
        by which publication of the notice had to be completed from October 3, 2016 to October
        10, 2016.

fully and adequately represented the other Securities Holders and FSC's interests for purposes of entering into and implementing the Settlement Agreement and the proposed Settlement.

4.   *Proof of Notice* – The Federal Settling Parties filed with the Court adequate proof regarding publication of the Notice materially consistent with directives in the Preliminary Approval Order.

5.   *Notice to Securities Holders* – The Court finds that the Notice provided to Securities Holders regarding the Settlement Agreement was simply written and readily understandable and that the Notice and notice methodology (*i*) constituted the best practicable notice, (*ii*) were reasonably calculated, under the circumstances, to apprise Securities Holders of the pendency of this Federal Action and related litigation (including the Connecticut State Action and the Delaware State Action), the claims asserted, the terms of the proposed Settlement, and Securities Holders' right to object to the proposed Settlement and to appear at the Fairness Hearing, (*iii*) were reasonable and constituted due, adequate and sufficient notice to all persons entitled to receive notice and (*iv*) met all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of this Court, and any other applicable law.

6.   *Settlement Approval* – The terms and provisions of this Settlement Agreement have been entered into in good faith and under the auspices of an experienced mediator, who has filed a submission in support of the proposed Settlement. The terms and provisions of the Settlement Agreement are hereby fully and finally approved as fair, reasonable and adequate as to, and in the best interests of, FSC and its Securities Holders, and in full compliance with all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of the Court and any other applicable law.

7.   *Implementation of the Settlement Agreement* – The Settling Parties and their counsel are directed to implement and consummate the Settlement Agreement according to its terms and conditions.

8.   *Binding Effect* – The Settlement Agreement and this Order shall be forever binding on the Releasors and Releasees as to all claims and issues that have been, could have been or could be raised in the Derivative Actions against the Releasees, and as to all Released Settlement Claims against the Releasors and Releasees. As to all such claims and issues, the Order shall have *res judicata* and other preclusive effect in all pending and future lawsuits or other proceedings maintained by or on behalf of FSC.

9.   *Releases and Waivers* – The Release set forth in Section VI of the Settlement Agreement and its relevant definitions are expressly incorporated herein in all respects and shall be deemed a part of this Order as if fully set forth herein. The Release shall be effective as of the Final Settlement Date. The Settling Parties agree and acknowledge that the provisions of the Release together constitute essential terms of the Settlement Agreement. Nothing herein shall in any way impair or restrict the rights of any Settling Party to enforce the terms of the Settlement Agreement or this Order.

10.   *Permanent Injunction* – Subject to the reservations set out in Section VI.A.5 of the Settlement Agreement, the Court hereby permanently bars and enjoins:

a.   Derivative Plaintiffs, all other Securities Holders, FSC (whether acting on its own behalf or by and through its shareholders, or any of them), or any of their respective heirs, executors, administrators, trustees, predecessors, successors, Affiliates, representatives and assigns, and anyone else purporting to act on behalf of or derivatively for any of the above, from filing, commencing, prosecuting, intervening in, participating in, or receiving any benefits or other relief from any other lawsuit, arbitration, or administrative, regulatory, or other proceeding (as well as a motion or complaint in intervention in any of the Derivative Actions if the person or entity filing such motion or complaint in intervention purports to be acting as, on behalf of, for the benefit of, or derivatively for any of the above persons or entities) or order, in any jurisdiction or forum, as to the Releasees based on or relating in any way to the Released Securities Holder/Company Claims, including the claims and causes of action, or the facts and circumstances relating thereto, in the Derivative Actions; and

b. Derivative Defendants, and anyone else purporting to act on behalf of, for the benefit of, or derivatively for any of such persons or entities, from commencing, prosecuting, intervening in, or participating in any claims or causes of action relating to the Derivative Defendants' Mutually Released Claims.

11. *Complete Bar Order* – Subject to the reservations set out in Section VI.A.5 of the Settlement Agreement, the Court hereby enters the following bar:

a. Any and all persons and entities are permanently barred, enjoined, and restrained from commencing, prosecuting, or asserting any Claim against any Releasee arising under any federal, state or foreign statutory or common-law rule, however styled, whether for indemnification or contribution or otherwise denominated, including Claims for breach of contract or for misrepresentation, where the Claim is or arises from a Released Securities Holder/Company Claim and the alleged injury to such person or entity arises from that person's or entity's alleged liability to FSC, including any Claim in which a person or entity seeks to recover from any of the Releasees (*i*) any amounts that such person or entity has or might become liable to pay to FSC and/or (*ii*) any costs, expenses, or attorneys' fees from defending any Claim by FSC. All such Claims are hereby extinguished, discharged, satisfied and unenforceable, subject to a hearing to be held by the Court, if necessary. The provisions of this

paragraph 11.a are intended to preclude any liability of any of the Releasees to any person or

entity for indemnification, contribution or otherwise on any Claim that is or arises from a

Released Securities Holder/Company Claim and where the alleged injury to such person or entity

arises from that person's or entity's alleged liability to FSC; *provided however*, that if FSC or

any Securities Holder on behalf of FSC obtains any judgment against any such person or entity

based upon, arising out of or relating to any Released Securities Holder/Company Claim for

which such person or entity and any of the Releasees are found to be jointly liable, that person or

entity shall be entitled to a credit of an amount that corresponds to the percentage of

responsibility of the applicable Releasee(s) for the loss to FSC;

        b.   Each and every Releasee is permanently barred, enjoined, and restrained

from commencing, prosecuting, or asserting any Claim against any other person or entity

(including any other Releasee) arising under any federal, state or foreign statutory or common-

law rule, however styled, whether for indemnification or contribution or otherwise denominated,

including Claims for breach of contract and for misrepresentation, where the Claim is or arises

from a Released Securities Holder/Company Claim and the alleged injury to such Releasee arises

from that Releasee's alleged liability to FSC, including any Claim in which any Releasee seeks

to recover from any person or entity (including another Releasee) (*i*) any amounts any such

Releasee has or might become liable to pay to FSC and/or (*ii*) any costs, expenses, or attorneys'

fees from defending any Claim by or on behalf of FSC. All such Claims are hereby

extinguished, discharged, satisfied and unenforceable.

        c.   Each and every Derivative Defendant is permanently barred, enjoined, and

restrained from commencing, prosecuting, or asserting any Claim against any other Derivative

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Defendant arising under any federal, state or foreign statutory or common-law rule, however styled, where the Claim is or arises from a Derivative Defendants' Mutually Released Claim. All such Claims are hereby extinguished, discharged, satisfied and unenforceable.

   d. Notwithstanding anything stated in the Complete Bar Order, if any person or entity (for purposes of this paragraph 11.d, a "petitioner") commences against any of the Releasees any action either (*i*) asserting a Claim that is or arises from a Released Securities Holder/Company Claim and where the alleged injury to such petitioner arises from that petitioner's alleged liability to FSC or (*ii*) seeking contribution or indemnity for any liability or expenses incurred in connection with any such Claim, and if such action or Claim is not barred by a court pursuant to this paragraph 11.d or is otherwise not barred by the Complete Bar Order, neither the Complete Bar Order nor the Settlement Agreement shall bar Claims by that Releasee against (*a*) such petitioner, (*b*) any person or entity who is or was Controlled by, Controlling, or under common Control with the petitioner, whose assets or estate are or were Controlled, represented, or administered by the petitioner, or as to whose Claims the petitioner has succeeded, and (*c*) any person or entity that participated with any of the preceding persons or entities described in items (*a*) and (*b*) of this paragraph 11.d in connection with the assertion of the Claim brought against the Releasee(s); *provided however*, that nothing in the Complete Bar Order or Settlement Agreement shall prevent the Settling Parties from taking such steps as are necessary to enforce the terms of the Settlement Agreement.

   e. Derivative Plaintiffs and all other Securities Holders will use reasonable efforts, in settling with any other person or entity any Claim based upon, arising out of or relating to the Derivative Actions or any of the Released Securities Holder/Company Claims that the person or entity might have against any of the Releasees, to obtain from such person or entity

a release of any and all such Claims.

        f.   If any term of this Complete Bar Order is held to be unenforceable after

the date of entry, such provision shall be substituted with such other provision as may be

necessary to afford all of the Releasees the fullest protection permitted by law from any Claim

that is based upon, arises out of or relates to any Released Securities Holder/Company Claim or

any Derivative Defendants' Mutually Released Claim, as applicable.

      12.   *No Admissions* – None of the Settlement Agreement, this Order, any of the

provisions of the Settlement Agreement, the negotiation of the Settlement Agreement, the

statements or court proceedings relating to the Settlement Agreement, any document referred to

in this Order, any action taken to carry out this Order, or any prior Orders in this Federal Action

shall be (*i*) construed as, offered as, received as, used as or deemed to be evidence of any kind in

this Federal Action, the Connecticut State Action, the Delaware State Action or any other

judicial, administrative, regulatory or other proceeding or action or (*ii*) construed as, offered as,

received as, used as, or deemed to be evidence of an admission or concession of any liability or

wrongdoing whatsoever on the part of any person or entity, including, without limitation, FSC

and the Derivative Defendants; *provided however*, that this Order and the Settlement Agreement

may be used as evidence of the terms of the Settlement Agreement or to enforce the provisions

of this Order and the Court's Judgment or the Settlement Agreement; *provided further* that this

Order and the Settlement Agreement may be filed in any action against or by FSC or other

Releasees to support a defense of *res judicata*, collateral estoppel, release, waiver, good-faith

settlement, judgment bar or reduction, full faith and credit or any other theory of claim

preclusion, issue preclusion or similar defense or counterclaim.

13.   *Enforcement of Settlement* – Nothing in this Order shall preclude any action to enforce the terms of the Settlement Agreement.

14.   *Payment to Derivative Plaintiffs' Counsel* – Consistent with the substantial benefits conferred upon and expected to be conferred upon FSC and its shareholders, FSC shall pay or cause to be paid to Derivative Plaintiffs' Counsel $5,100,000. Such payment shall be made pursuant to the terms and conditions set out in Section VII of the Settlement Agreement.

15.   *Modification of Settlement Agreement* – The Settling Parties are hereby authorized, without further notice to or approval by the Court, to agree to and adopt such amendments, modifications and expansions of the Settlement Agreement and its implementing documents (including all exhibits to the Settlement Agreement) that are not materially inconsistent with this Approval Order or the Judgment and do not limit the rights of Derivative Plaintiffs, any other Securities Holders, FSC, Derivative Defendants or any other Releasees or Releasors under the Settlement Agreement.

16.   *Findings of Good Faith* – The Court finds that the Complaints were filed as to all defendants (including FSC as a nominal defendant) on a good-faith basis and in accordance with Rule 11 of the Federal Rules of Civil Procedure based upon all publicly available information. The Court finds that all parties to this Federal Action and their counsel have acted in good faith and have complied with each requirement of Rule 11 with respect to all proceedings herein.

17.   *Dismissal of Federal Action* – The claims asserted against the Releasees in this Federal Action and any and all other actions consolidated into the Federal Action are hereby dismissed on the merits and with prejudice, without fees or costs to any party except as otherwise provided in this Order and in the Settlement Agreement.

18.   *Entry of Judgment* -- There is no just reason to delay the entry of this Order and

the Judgment, and immediate entry by the Clerk of Court is expressly directed pursuant to

Federal Rule of Civil Procedure 54(b).

So ordered this *13* TH day of *December*, 2016.

/s/ Robert N. Chatigny
The Honorable Robert N. Chatigny
United States District Judge

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

IN RE FIFTH STREET FINANCE CORP. SHAREHOLDER DERIVATIVE LITIGATION	))))	Lead Case No. 3:15-cv-01795-RNC (Consolidated with No. 3:15-cv-01889)
This Document Relates To: All Actions	))))))	

JUDGMENT

1.   Consistent with the terms of the Approval Order[1] entered on *December 13,* 2016 (the "Order"), the settlement of this Federal Action on terms set forth in the Federal Settling Parties' July 26, 2016 Stipulation of Settlement, including all exhibits (collectively, the "Settlement Agreement"), is approved as fair, reasonable and adequate and consistent with and in compliance with all applicable requirements of the Federal Rules of Civil Procedure, the United States Constitution (including the Due Process Clause), the Rules of this Court, and any other applicable law, and in the best interests of Fifth Street Finance Corp. ("FSC") and its shareholders.

2.   The Court finds no reason for delay in entering the Judgment as FSC and the Derivative Defendants in accordance with the terms of the Settlement Agreement and the Order.

3.   The claims as to the Derivative Defendants are dismissed on the merits and with prejudice according to the terms of the Settlement Agreement (including the Release) and the Approval Order, without fees or costs to any party except as provided therein.

4.   The Release set forth in Section VI of the Settlement Agreement and its relevant

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[1]   Capitalized terms not defined in this Judgment shall be defined as set out in the Stipulation of Settlement.

definitions are expressly incorporated herein in all respects and shall be deemed a part of this Judgment as if fully set forth herein.

5.   The permanent injunctions and Complete Bar in the Order shall be effective as to all persons and entities identified in them as set out in the Order.

6.   The Court has jurisdiction to enter this Judgment. Without in any way affecting the finality of this Judgment or the Order, and subject to the dispute-resolution provisions found at Section V.C of the Settlement Agreement, this Court expressly retains exclusive and continuing jurisdiction over the Settlement Agreement, the Settling Parties, all Securities Holders and all Releasees to adjudicate all issues relating to this Settlement Agreement, including, without limitation, any issues relating to this Judgment; *provided however*, that nothing in this paragraph 6 shall restrict the ability of the Settling Parties to exercise their rights under paragraph 15 of the Approval Order. Any action arising under or to enforce the Settlement Agreement, the Approval Order or this Judgment shall be commenced and maintained only in this Court.

7.   JUDGMENT in this Federal Action is hereby entered with respect to FSC and the Derivative Defendants in accordance with Federal Rule of Civil Procedure 58. The Clerk of Court is respectfully directed to mark this case closed.

Entered this __13th__ day of __December__, 2016.

/s/ Robert N. Chatigny
_____
The Honorable Robert N. Chatigny
United States District Judge

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